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                             March 3, 2023

       Jennifer B. Clark
       Secretary
       ABP Acquisition LLC
       Two Newton Place
       255 Washington Street, Suite 300
       Newton, Massachusetts 02458

                                                        Re: AlerisLife Inc.
                                                            Schedule
13E-3/Schedule TO-T filed February 17, 2023, as amended
                                                            Filed by ABP
Acquisition 2 LLC and ABP Acquisition LLC
                                                            File No. 005-62369

       Dear Jennifer B. Clark:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3/Schedule TO-T filed February 17, 2023 and related Offer to Purchase

       General

   1. In your response letter, please provide your analysis as to why you have not included Mr.
                                                        Portnoy and ABP Trust
as bidders in the tender offer. We note, for example, that (i) Mr.
                                                        Portnoy is the sole
director of Parent, (ii) Parent is a wholly owned subsidiary of ABP
                                                        Trust, (iii) Mr.
Portnoy is the sole trustee and controlling shareholder and an officer of
                                                        ABP Trust, and (iv)
disclosure in the Background sections of both the Offer to Purchase and the Schedule 14D-9
filed by ALR on February 17, 2023 indicates that Mr. Portnoy played a significant
role in initiating, structuring and negotiating the tender offer.
                                                        Alternatively, please
revise to include Mr. Portnoy (as well as any applicable affiliated entities) as a filer on
the Schedule TO/13E-3 and revise the Offer to Purchase to include all required disclosure
as to him individually (to the extent not already provided). See
                                                           Identifying the
Bidder in a Tender Offer,    Section II.D.2 Mergers and Acquisitions
 Jennifer B. Clark
FirstName  LastNameJennifer B. Clark
ABP Acquisition   LLC
Comapany
March       NameABP Acquisition LLC
       3, 2023
March2 3, 2023 Page 2
Page
FirstName LastName
         Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000)
         (available on our website at www.sec.gov) for guidance. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.
2.       Given Mr. Portnoy   s status as Managing Director of ALR and Chair of
ALR   s Board of
         Directors, combined with his role in negotiating the going-private transaction with ALR, as discussed in the preceding comment, please advise why Mr. Portnoy is not an affiliate of ALR engaged in the Rule 13e-3 transaction and should not be listed as a signatory to the Schedule TO/13E-3 signature page and included as a filing person. Alternatively, to the extent Mr. Portnoy is not a bidder in the tender offer, please advise why Mr. Portnoy is not subject to Exchange Act Rule 13e-3(d), (e) and (f), which includes the obligation to file a Schedule 13E-3.
3. Please advise why DHC is not an affiliate of ALR engaged in the Rule 13e-3 transaction and subject to Exchange Act Rule 13e-3(d), (e) and (f). We note that
(i) DHC is currently
         ALR   s largest stockholder, beneficially owning approximately 31.9%
of the outstanding
         Shares of ALR, (ii) ALR Board Chairman Mr. Portnoy also serves as the chair of the board of trustees and as a managing trustee of DHC and Jennifer B. Clark, a Managing
         Director and Secretary of the Company, also serves, according to the last paragraph on page 20, as a managing trustee and secretary of DHC, (iii) Mr. Portnoy s offer to acquire
         ALR was subject to, among other things, consent of DHC pursuant to its master management agreement with ALR, (iv) pursuant to the DHC Consent and Amendment
         Agreement, DHC would (w) consent to Parent   s acquisition of the
shares of Common
         Stock that DHC did not already own, (x) waive any event of default arising out of certain agreements between DHC and ALR, (y) tender its shares of ALR into the Offer and (z)
         have the right, but not the obligation, subject to and following the consummation of the
         Merger, to purchase, in a single private transaction, on or before December 31, 2023, a number of shares of the surviving corporation in an amount constituting a percentage of the then issued and outstanding shares of the surviving corporation up to the percentage that the DHC ALR Shares constituted of the fully-diluted Shares as of immediately prior to the Offer. We also note disclosure in the Schedule 14D-9 filed by ALR that on January
         6, 2023, the Special Committee acknowledged that    running a formal
process to solicit
         additional proposals [other than Parent   s proposal] would   be
unlikely to identify a
         suitable buyer and that any such buyer may not have the ability to obtain the necessary
         consents [from DHC] for such an acquisition.    Based on the above
facts, it would appear
         that DHC and ALR are under common control of Mr. Portnoy and the going-private transaction would not be possible without DHC taking affirmative steps to enable
         Purchaser   s acquisition of the shares.
4. Please note that each filing person must comply individually with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Please include all of the information required by Schedule 13E-3 and its instructions for all filing persons added in response to the preceding two comments. For example, please provide the
 Jennifer B. Clark
ABP Acquisition LLC
March 3, 2023
Page 3
         information required by Instruction 3 to Item 1013 of Regulation M-A for each filing person referenced in the preceding comments. As another example, a statement is required as to whether each filing person believes the going-private transaction to be fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such a conclusion. Please refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-
         A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13,
         1981). To the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, please be sure that each new filing person signs the Schedule 13E-3. Finally, please note that joint filings covering two or more of the filing persons are permissible. Please refer to Section
117.02 of our
         Compliance and Disclosure Interpretations for Going Private Transactions, which are available on our website.
Background of the Offer; Contacts with ALR, page 6

5. Disclosure in the last full paragraph on page 12 describes a letter sent by the chief executive manager of Party B to Saul Ewing. Please expand the background section to indicate the outcome of that communication.
Position of Parent Regarding the Fairness of the Transaction, page 14

6. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant
         to each filing person   s fairness determination and should be
discussed in reasonable detail.
         See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).
         Please revise this section of the Offer to Purchase to include the factors described in clauses (ii), (iv) and (vi) of Instruction 2 to Item 1014 or explain why such factors were
         not deemed material or relevant to Parent   s fairness determination.
If the procedural
         safeguard in Item 1014(c) was not considered, please explain why Parent believes that the
         Rule 13e-3 transaction is fair in the absence of such safeguard. To the extent clause (vi)
         of Instruction 2 is inapplicable, and while we acknowledge the disclosure in clause (iv)
         found on page 19, please consider supplementing the disclosure to clarify that the filing persons, including any filing persons added in response to our preceding comments, did not purchase Shares in the past two years.
Effects of the
FirstName      Offer, page 17 B. Clark
            LastNameJennifer
Comapany
7.          NameABP
       Please  revise theAcquisition  LLC
                           disclosure in this paragraph to provide the dollar
amounts specified in
       Instruction
March 3, 2023 Page 33 to Item  1013.
FirstName LastName
 Jennifer B. Clark
FirstName  LastNameJennifer B. Clark
ABP Acquisition   LLC
Comapany
March       NameABP Acquisition LLC
       3, 2023
March4 3, 2023 Page 4
Page
FirstName LastName
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Perry Hindin at 202-551-3444.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions
cc:      Faiz Ahmad